Exhibit 7.1

Grupo TMM, S.A.B. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES UNDER IFRS
(Amounts in thousands of Pesos)

	December 31,
	2018	2017	2016		2015	2014
Historical ratio:
Fixed charges:
Interest costs and amortization on debt discount or premium in all indebtedness	84.890	1,210,486	869,267		800,232	855,508
Portion of rent expense representative of interest factor (A)	127.229	90,851	97,752		85,022	99,328
Fixed charges	212,119	1,301,337	967,019		885,254	954,836
Earnings:
Pretax income from continuing operations	28,348	1,846,311	(775,179)		(301,930)	(460,337)
Less:
Non-controlling interest	4,543	1,989	1,480		(2,250)	2,421
Equity investee (income) loss	-	-	-		-	-
Fixed charges	212,119	1,301,337	967,019		885,254	954,836
Less:
Capitalized interest
Earnings	235,924	3,145,659	190,360		585,574	492,078
Ratio of earnings to fixed charges	1.11	2.42	(N/A)(	))	(N/A)( ))	(N/A)(	))

(A)	The Company considered one-third of the rent expense as imputed interest factor.
(B)
Due to the registrant’s loss in 2016, 2015, and 2014, the ratio of earning to fixed charges was less than 1:1. The registrant must generate additional earnings of $776.7, $299.7 and $462.2 million respectively, to achieve a coverage ratio of 1:1.